November 22, 2023

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Eiko Yaoita Pyles
Anne McConnell
Jenny O’Shanick
Evan Ewing

Re:	MKDWELL Tech Inc.
Response to the Staff’s Comments on Draft Registration Statement on Form F-4 Submitted
September 18, 2023 with CIK No. 0001991332

Ladies and Gentlemen:

MKDWELL Tech Inc., a British Virgin Islands business company (the “Company”), together with Cetus Capital Acquisition Corp., hereby submits to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth responses to the comments contained in the Staff’s letter dated October 18, 2023 on the Company’s Draft Registration Statement on Form F-4 previously submitted on September 18, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to its draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by our responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Submitted on September 18, 2023

Cover page

1.	Clearly disclose on the cover page how you will refer to the holding company’s subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entity. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: Please refer to the revised disclosure on the cover page.

2.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.

Response: Please refer to the revised disclosure titled “Cash Transfers And Distributions in PubCo and MKD.”

3.	Please revise the cover page to clearly state the aggregate amount of ordinary shares and warrants that you intend to register.

Response: Please refer to the revised disclosure on the cover page.

Questions and Answers about the Business Combination and the Special Meeting, page 3

4.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: Please refer to the new Q&A titled “What happens if a substantial number of Public Stockholders vote in favor of the Business Combination Proposal and exercise their redemption rights?” on page 7 of the prospectus.

Will I experience dilution as a result of the Business Combination?, page 7

5.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: Please see the revised Q&A titled “Will I experience dilution as a result of the Business Combination?” on page 7 of the prospectus.

6.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: Please see the revised Q&A titled “Will I experience dilution as a result of the Business Combination?” on page 7 of the prospectus.

7.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming shareholders assuming maximum redemptions and identify any material resulting risks.

Response: Please see the new risk factor titled “Public Stockholders who redeem their Public Shares may continue to hold any Public Warrants they own, which results in additional dilution to non-redeeming holders upon exercise of the Public Warrants” on page 53 of the prospectus.

Summary of the Proxy Statement/Prospectus, page 11

8.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: Please refer to the revised disclosure in the section “Summary of Risk Factors,” which has been kept concise to avoid repetition.

9.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, it appears that you relied on the opinion of your PRC counsel, Jingtian & Gongcheng, with respect to PRC laws and regulations. Please file a consent of your PRC counsel as an exhibit.

Response: Please refer to the revised disclosure in the section titled “PRC Regulations.”

10.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed under the applicable agreements.

Response: Please refer to the revised disclosure titled “Cash Transfers And Distributions in PubCo and MKD.”

11.	Please revise this section to describe the expected sources and uses of funds in connection with the business combination.

Response: Please refer to the revised disclosure titled “Expected Uses Of Funds In Connection With The Business Combination.”

12.	We note that financial statements of PubCo/MKDWELL Tech Inc. have not been included in the filing. We also note that the registrant will succeed to a business for which financial statements are included in the Form F-4 and the registrant is a foreign private issuer. In this regard, please explain how you determined the financial statements of the registrant are not required pursuant to Item 14(h) of Form F-4. To the extent the registrant has not commenced operations and has been in existence for less than a year, it appears an audited balance sheet that is no more than nine months old may be sufficient.

Response: Please refer to the audited financial statements of PubCo/MKDWELL Tech Inc. in the Revised Draft Registration Statement.

Risk Factors, page 24

13.	Please add a risk factor relating to the risks from the exclusive forum provision disclosed on page 155.

Response: Please refer to the new risk factor titled “PubCo’s warrant agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sol and exclusive forum for certain types of actions and proceedings that many be initiated by holders of its warrants” on page 43 of the prospectus.

Risks Related to the Business of MKD, page 24

14.	Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. Further, please revise to describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

Response: Please refer to the added risk factor titled “Failure to protect personal or confidential information against cybersecurity breaches could subject MKD to significant reputational, financial and legal consequences and substantially harm its business and results of operations.” MKD has adopted security policies and measures largely in line with industry norms to protect proprietary data and consumer information, and MKD’s senior management oversees the strategic processes in place to safeguard data and comply with relevant regulations and has overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the company’s supply chain/suppliers/service providers.

The PRC government has oversight over business operations conducted in China, and may influence MKD’s…, page 30

15.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: Given the nature of MKD’s business, wherein its customers are largely comprised of automobile manufacturers, MKD does not have access to large volumes of personal data of individuals. As advised by MKD’s PRC legal counsel, Jingtian & Gongcheng, MKD believes it will not be subject to cybersecurity review with the Cyberspace Administration of China, or the “CAC,” after the Measures for Cybersecurity Review became effective on February 15, 2022, considering that (i) it currently do not have personal information of more than one million people and does not anticipate that it will be collecting over one million people’s personal information in the foreseeable future, (ii) it has not been identified as a “critical information infrastructure operator” by any government authorities, and (iii) it has not received any notification of cybersecurity review from relevant governmental authorities due to any impact or potential impact on national security. Please refer to the revised risk factor titled “The PRC government has oversight over business operations conducted in China, and may influence MKD’s operations, which could result in a material adverse change in MKD’s operations and the value of MKD’s securities.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts..., page 41

16.	We note your disclosure on page 165 that certain of your directors are located in China, and that “it may be difficult, or in some cases impossible, for investors in the United States to enforce their legal rights.” If material, please address these risks in a separate risk factor.

Response: Please refer to the revised disclosure in the risk factors “You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against MKD’s group entities or management in Taiwan” and “You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the prospectus based on China laws.”

Cetus Capital may not be able to complete an initial business combination with a U.S. target company..., page 47

17.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: Please refer to the revised risk factor titled “Cetus Capital may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (“CFIUS”), or ultimately prohibited” on page 47 of the prospectus.

Activities taken by Cetus Capital’s affiliates to purchase, directly or indirectly, Public Shares…, page 54

18.	We note your disclosure th”t “[a]lthough none of the Sponsor or Cetus Capital’s executive officers, directors and advisors, or their respective affiliates, currently anticipates paying any premium purchase price for such Public Shares, in the event such parties do, the payment of a premium may not be in the best interest of those stockholders not receiving any such additional considerati”n.” Please provide your analysis on how such purchases will comply with Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

Response: Please refer to the revised risk factor titled “Activities taken by Cetus Capital’s affiliates to purchase, directly or indirectly, Public Shares will increase the likelihood of approval of the Business Combination Proposal and the other Proposals and may affect the market price of Cetus Capital’s securities” beginning on page 54 of the prospectus.

Interests of Certain Persons in the Business Combination, page 70

19.	Please clarify how the board considered the conflicts discussed in this section when negotiating and recommending the business combination.

Response: Please refer to the revised introductory language of the section titled “Interests of Certain Persons in the Business Combination” on page 70 of the prospectus and in the other portions of the proxy statement/prospectus that set forth the interests of Cetus Capital, the Sponsor and their respective affiliates in the Business Combination.

Proposal No. 1 The Business Combination Proposal

Background of the Business Combination, page 72

20.	We note your disclosure that ARC Group Limited introduced MKD Taiwan to Cetus Capital. Please revise to elaborate on how ARC Group Limited identified MKD Taiwan as a potential business combination target.

Response: Please refer to the revised language on page 72 of the prospectus, which reads as follows: “On February 17, 2023, MKD Taiwan contacted Chung-Yi Sun, the Chief Executive Officer of Cetus Capital, to introduce itself as a potential business combination target. Following correspondence among Cetus Capital, MKD Taiwan and ARC Group, on February 24, 2023, Cetus Capital and MKD Taiwan entered into a mutual non-disclosure agreement. Thereafter, representatives of MKD Taiwan began sharing information, including historical financial statements, with Cetus Capital and ARC Group.”

21.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: Please refer to the language added to page 70 of the prospectus, and to other relevant portions of the prospectus, as follows: “In addition to the foregoing, Cetus Capital’s amended and restated certificate of incorporation excludes the corporate opportunity doctrine, and any other analogous doctrine, from applying to directors and officers of Cetus Capital unless such corporate opportunity is offered to a director or officer solely in his or her capacity as a director or officer of Cetus Capital and such opportunity is one Cetus Capital is legally and contractually permitted to undertake and would otherwise be reasonable for Cetus Capital to pursue. The potential conflict of interest relating to the waiver of the corporate opportunities doctrine in Cetus Capital’s amended and restated certificate of incorporation did not impact its search for an acquisition target and Cetus Capital was not prevented from reviewing any opportunities as a result of such waiver.”

The Cetus Board’s Reasons for Approving the Business Combination, page 74

22.	We note your disclosure that Cetus Capital’s board considered “MKD Taiwan’s financial projections and any changes thereto.” Please revise to clearly state what projections the board considered.

Response: Please refer to the changes made to item 12 under the heading “The Cetus Board’s Reasons for Approving the Business Combination”, which item 12 now reads as follows: “Review of MKD Taiwan’s financial projections and any changes thereto, as set forth in the section titled ‘Summary of MKD Taiwan Financial Analysis and Cetus Capital Internal Valuation Discussion – Comparable Company Considerations’ appearing below in this proxy statement/prospectus.”

23.	Please revise to clarify if Cetus Capital’s board took into account the consideration to be paid for MKD Taiwan when recommending the business combination.

Response: Please refer to the new item 13 under the heading “The Cetus Board’s Reasons for Approving the Business Combination”, which reads as follows: “Review of the aggregate consideration to be issued to the stockholders of MKD BVI upon the Closing of the Business Combination.”

Summary of MKD Taiwan Financial Analysis and Cetus Capital Internal Valuation Discussion, page 77

24.	We note your disclosure of the March 2023 and September 2023 financial projections. Please expand the discussion of your material assumptions underlying each of the projections, quantifying where applicable. Additionally, please revise to provide detailed quantitative disclosure describing the basis for your projected revenue and gross profit growth and the factors or contingencies that would affect such growth ultimately materializing.

Response: Please refer to the revised disclosure under the headers “March 2023 Projections” and “September 2023 Projections.”

25.	We note your comparable company analysis. Please revise to discuss the criteria used to select the comparable companies.

Response: Please refer to the revised disclosure under the header “Comparable Company Considerations.”

26.	We note that your September 2023 financial projections present five years of forecasts. Please revise to discuss the basis of the projections beyond year three and if the forecasts reflect more than assumptions about growth rates.

Response: Please refer to the revised disclosure under the header “September 2023 Projections.”

27.	We note your disclosure that MKD Taiwan’s projected enterprise value was calculated using various methods, including discounted cash flow models. Please revise to include a discussion of the discounted cash flow models, including material underlying assumptions.

Response: It is respectfully submitted that no discounted cash flow model was used and the disclosure at page 72 has been revised to reflect this.

28.	Please revise to discuss your September 2023 projections under a separate subheading.

Response: Please refer to the revised disclosure at page 79.

Material U.S. Federal Income Tax Consequences of the Business Combination, page 90

29.	We note the disclosure on page 9 that it is intended that the Merger will qualify as a tax- free exchange pursuant to Section 351 of the Code. Please revise your disclosure to clearly state counsel’s tax opinion on whether the transaction will qualify as a tax-free exchange. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

Response: Please refer to the change made to the first paragraph of the Q&A titled “Will holders of Cetus Common Stock or Cetus Rights be subject to U.S. federal income tax on the PubCo Ordinary Shares received in the Business Combination” on page 9.

Our Growth Strategies, page 101

30.	We note your disclosure on page 74 that the Cetus Capital’s board reviewed MKD Taiwan’s total addressable market, its key competitors, competitive advantages, and barriers of entry. We also note that you discuss the market for global car sales on page 101. If material, please revise to clearly discuss the total addressable markets for your principal products.

Response: Please refer to the revised disclosure at page 101 under “Massive and continually growing market opportunities in the automobile industry.”

31.	Please revise to discuss the sources and availability of raw materials. Refer to Item 4.B of Form 20-F.

Response: Please refer to the revised disclosure at page 106 under “Our Suppliers.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations of MKD Taiwan

Major Factors Affecting Our Results of Operations, page 109

32.	We note that MKD has experienced supply chain disruptions and that you “anticipate these supply chain disruptions will persist throughout 2023.” Specify whether these challenges have materially impacted MKD’s results of operations or capital resources and quantify, to the extent possible, how MKD’s sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability or regulatory approval of products.

Response: MKD respectfully submits that it believes such global supply chain disruptions will persist throughout 2023, but wishes to clarify that such disruptions have thus far had minimal or no impact on MKD’s business operations, results of operations and sales. Please refer to the revised disclosure at page 29.

Results of operations

Revenues, page 112

33.	Please revise to define “commissioned processing service.”

Response: Please refer to the revised disclosure at page 112.

Going concern and Capital Resources, page 114

34.	Please revise to disclose the terms of each of the company’s material debt agreements.

Response: Please refer to the revised disclosure at page 114.

Unaudited Pro Forma Condensed Combined Financial Information

Accounting for the Business Combination, page 131

35.	We note that you intend to account for the Taiwan Reorganization as a reverse acquisition transaction and determined MKD Taiwan will be the accounting acquirer. We also note disclosures on page 98 indicate, in connection with a shareholders’ meeting, MKD BVI, a newly incorporated shell company solely owned by your director and chief executive officer, Mr. Ming-Chia Huang, was formed and began acquiring shares of MKD Taiwan directly from MKD Taiwan shareholders such that as of August 8, 2023, MKD BVI owns approximately 62.36% of the issued and outstanding shares of MKD Taiwan. Your disclosures also indicate following the closing of the Business Combination, MKD BVI intends to continue to acquire the remaining shares of MKD Taiwan. Based on these disclosures and disclosures on page 142, it appears Mr. Ming-Chia Huang, who did not appear to previously control MKD Taiwan now controls MKD Taiwan. Please clarify and more fully explain the prior ownership interests in MKD Taiwan and disclose how Mr. Ming-Chia Huang acquired shares of MKD Taiwan from MKD Taiwan shareholders, including the nature and amount of any consideration paid to those shareholders. Based on the apparent change in control of MDK Taiwan, please also more fully explain all the terms of the Taiwan Reorganization and the basis for your proposed accounting, including the authoritative accounting guidance that supports your conclusion. In this regard, please explain how you determined the pro forma financial statements appropriately give effect to the Taiwan Reorganization and the range of possible results as required by Rule 11- 02(a)(10) of Regulation S-X, including what appear to be potential changes in the non- controlling interests that would occur if MKD BVI is unable to acquire the remaining shares of MKD Taiwan.

Response: MKD respectfully submits that MKD BVI was incorporated by MKD’s director and chief executive officer Mr. Ming-Chia Huang as an incorporator only. Following such incorporation, MKD BVI commenced acquiring shares of MKD Taiwan directly from MKD Taiwan shareholders, in exchange for proportionate shares of MKD BVI which are issued to MKD Taiwan shareholders. Each MKD Taiwan shareholder who accepted the offer received one MKD BVI share for each MKD Taiwan share they held.

Prior to such acquisition, MKD Taiwan had approximately 710 shareholders, of which Mr. Ming-Chia Huang and his immediate family had an interest in approximately 14.17% of the total issued shares of MKD Taiwan, Mr. Ming-Chao Huang and his immediate family had an interest in approximately 4.5% of the total issued shares of MKD Taiwan, and Mr. Chih-Hsiang Tang had an interest in approximately 1.92% of the total issued shares of MKD Taiwan.

Following such acquisition, MKD BVI had approximately 122 shareholders, of which Mr. Ming-Chia Huang and his immediate family had an interest in approximately 21.73% of the total issued shares of MKD BVI, Mr. Ming-Chao Huang and his immediate family had an interest in approximately 9.95% of the total issued shares of MKD BVI, and Mr. Chih-Hsiang Tang had an interest in approximately 2.14% of the total issued shares of MKD BVI, while Mr. Ming-Chia Huang and Mr. Ming-Chao Huang both had an interest in an entity holding approximately 6.75% of the total issued shares of MKD BVI as a result of the acquisition of the 42% equity interest of MKD Jiaxing by MKD BVI.

Hence, it is respectfully submitted that there is no shareholder nor any group of shareholders holding more than 50% of the voting ownership interest of MKD Taiwan before and after the acquisition. The transaction was accounted for as a reverse acquisition transaction considering the following: 1) MKD BVI is a nonoperating shell company, and does not meet the definition of a business under ASC 805-10-55-4. 2) MKD Taiwan was identified as the accounting acquirer as it would be significantly larger than MKD BVI by comparing their relative size under ASC 805-10-55-13.

MKD BVI is not the personal investment holding company of Mr. Ming-Chia Huang but is instead meant to be a redomestication platform for MKD Taiwan shareholders to exchange their MKD Taiwan for MKD BVI shares. See “Security Ownership of Certain Beneficial Owners and Management” for a list of the major shareholders of MKD BVI.

As of August 8, 2023, MKD BVI owns approximately 62.36% of the issued and outstanding shares of MKD Taiwan.

MKD also wishes to submit that it has evaluated its business plans and presently does not have any concrete plans for MKD BVI to acquire the remaining shares of MKD Taiwan it currently does not own. Please refer to the revised disclosure at page 98.

In this regard, in the pro forma condensed combined financial statements, shares to be issued to MKD BVI shareholders are determined as 14,343,228 ordinary shares, representing 62.36% of the issued and outstanding shares of MKD Taiwan, without potential changes in the non-controlling interests. Please refer to the revised disclosure on page 131.

Basis of Pro Forma Presentation, page 131

36.	You disclose that the historical financial information in the pro forma financial statements has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma condensed combined statement of operations, are expected to have a continuing impact on the results of the post-combination company. Please revise the disclosures and, if applicable, the related pro forma pro forma financial statements to comply with the updated guidance in Article 11-02(a)(6) of Regulation S-X and SEC Release 33-10786.

Response: Please refer to the revised disclosure at page 131.

37.	You disclose on page 22 that the maximum redemption of 5,252,488 shares represents the maximum redemption amount to leave a minimum of $5,000,001 of net tangible assets, including the cash to be released from the Trust Account, after giving effect to payments for estimated transaction expenses and payments to redeeming shareholders based on consummation of the Business Combination. Please include similar information in the disclosures that describe “Scenario 2 — Assuming Maximum Redemptions into Cash” and, if accurate, please clearly disclose the Business Combination could not proceed if Cetus Capital Public Shareholders redeem more than 5,252,488 shares. In addition, please correct or reconcile these disclosures with other tabular disclosures throughout the filing that appear to indicate the Cetus Capital Public Shareholders could redeem all their outstanding shares.

Response: Please refer to the new paragraph added to page 22 of the prospectus that reads as follows: “In accordance with the Existing Charter, in the event that the net tangible assets of Cetus Capital, including the cash to be released from the Trust Account, after giving effect to payments for estimated transaction expenses and payments to redeeming shareholders, are less than $5,000,001 upon consummation of the Business Combination, Cetus Capital will not complete the Business Combination or redeem any Public Shares, and all Public Shares submitted for redemption will be returned to the holders thereof.”

Please also refer to the updated tabular disclosures throughout the filing, which have been updated to reflect that a maximum of 5,252,488 Public Shares can be redeemed.

Note 3 — Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

Adjustment (4), page 135

38.	You state here that adjustment (4) reflects the recapitalization of MKD Taiwan through the contribution of all share capital in MKD Taiwan to Cetus Capital; however, your disclosures throughout the filing indicate that MKD Taiwan will be acquired by MKD BVI (Taiwan Reorganization) and MKD BVI and Cetus Capital are expected to separately merge with PubCo. Please revise your disclosure to resolve this inconsistency and the related pro forma adjustments, if applicable.

Response: Please refer to the revised disclosure at page 135.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations Adjustment (1), page 135

39.	Please disclose the number of potentially dilutive securities not included in your determination of weighted average shares outstanding because they are anti-dilutive (e.g., public and private warrants).

Response: Please refer to the revised disclosure at page 135.

PubCo’s Directors and Executive Officers After the Business Combination

Compensation, page 140

40.	Please revise to comply with Item 6.B of Form 20-F.

Response: Please refer to the revised disclosure in the section “PubCo’s Directors and Executive Officers After the Business Combination — Compensation.”

Certain Relationships and Related Party Transactions

Certain Transactions of MKD Taiwan, page 145

41.	Please update this section to reflect the information as of the latest practicable date. Refer to Item 7.B of Form 20-F.

Response: Please refer to the revised disclosure in the section “Certain Transactions of MKD Taiwan.”

Description of Cetus Capital’s Securities

Redeemable Warrants, page 153

42.	Please clarify whether recent common stock trading prices exceed the threshold that would allow you to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: Please refer to the new paragraph added to page 153 of the prospectus describing the recent trading prices of the Public Shares and the steps that will be taken to notify the holders of the public warrants that such warrants are being redeemed.

PART II

Information Not Required in the Prospectus

Item 21. Exhibits and Financial Statement Schedules, page II-1

43.	We note that certain agreements that were filed with Cetus Capital’s Registration Statement on Form S-1 have not been filed with this registration statement, such as Exhibits 4.5 and 10.1. Please file the warrant agreement, form of letter agreement, as well as your material lease and debt agreements or explain why you are not required to do so.

Response: Please refer to the updated Exhibit Index, which includes the Warrant Agreement as Exhibit 4.2 and the letter agreement as Exhibit 10.4. Please also note that, as of the date of this response letter, Cetus Capital does not have any material lease or debt agreements.

General

44.	Please tell us, with a view to disclosure, whether you have received notice from EF Hutton or any other firm engaged in connection with Cetus Capital’s initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for Cetus Capital’s initial public offering.

Response: As of the date of this response letter, Cetus Capital has not received notice from EF Hutton, or from any other firm engaged in connection with Cetus Capital’s initial public offering (other than ARC Group Ltd., which is addressed in response to comments 47 – 54 below), about ceasing involvement in the proposed business combination transaction

45.	Please provide the information required by Item 18(a)(3) of Form F-4.

Response: Please refer to the new section titled “Appraisal Rights” beginning on page 164 of the proxy statement/prospectus.

46.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine or in light of the effectiveness of the UFLPA. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
●	experience labor shortages that impact your business;
●	experience cybersecurity attacks in your supply chain;
●	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);
●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine, the effectiveness of the UFLPA and/or related geopolitical tension or have sought to “de- globalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: MKD respectfully submits that its business segments, products, lines of service, projects, or operations have not been materially impacted by supply chain disruptions, by Russia’s invasion of Ukraine or by the effectiveness of the Uyghur Forced Labor Prevention Act. MKD’s operations have not experienced and it does not expect to experience the type of events set out above in this question. Please refer to the revised disclosure at page 109 under the header “Major Factors Affecting Our Results of Operations.”

47.	We note that on May 15, 2023, ARC Group Ltd. submitted a letter of termination of its advisory agreement with Cetus Capital. Please provide a description of the role of the financial advisor in the de-SPAC transaction and tell us whether ARC Group Ltd. was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding the summary of the financial analyses prepared by MKD Taiwan’s management and reviewed by the board of directors of Cetus Capital or the projected financial information of MKD Taiwan. If ARC Group Ltd. was involved in preparing this disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of MKD Taiwan and that they disclaim any liability in connection with such disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.

Response: Please refer to the updated disclosures on page 77 of the proxy statement/prospectus.

48.	Please disclose whether ARC Group Ltd. assisted in the preparation or review of any materials reviewed by the Cetus Capital’s board of directors or management as part of their services to Cetus Capital and whether ARC Group Ltd. has withdrawn its association with those materials and notified Cetus Capital of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that ARC Group Ltd.’s resignation indicates it is not willing to have the liability associated with such work in this transaction.

Response: Please refer to the updated disclosures on page 77 of the proxy statement/prospectus.

49.	Please provide us with any correspondence between Cetus Capital and ARC Group Ltd. relating to ARC Group Ltd.’s resignation.

Response: Please see the resignation letter separately provided.

50.	Please provide us with the engagement letter between ARC Group Ltd. and Cetus Capital. Please disclose any ongoing obligations pursuant to the engagement letter or otherwise that will survive the termination, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations in the registration statement.

Response: Please see the engagement letter between ARC Group Ltd. and Cetus Capital separately provided. Please also refer to the updated disclosures on page 77 of the proxy statement/prospectus.

51.	Please provide us with a letter from ARC Group Ltd. stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with ARC Group Ltd. and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If ARC Group Ltd. does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that ARC Group Ltd. withdrew from its role as financial advisor and forfeited its fees, if applicable, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether ARC Group Ltd. performed substantially all the work to earn its fees.

Response: Please refer to the updated disclosures on page 77 of the proxy statement/prospectus. While ARC Group Ltd. did not provide a written letter statement, it reviewed and provided feedback on the disclosures related to ARC Group Ltd. in this proxy statement/prospectus, and such feedback has been accepted and implemented in the disclosures on page 77 of the proxy statement/prospectus.

52.	Please revise your disclosure to highlight for investors that ARC Group Ltd.’s withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that ARC Group Ltd. has been previously involved with the transaction.

Response: Please refer to the updated disclosures on page 77 of the proxy statement/prospectus.

53.	Please discuss the potential impact on the transaction related to the resignation of ARC Group Ltd. If ARC Group Ltd. would have played a role in the closing, please revise to identify the party who will be filling ARC Group Ltd.’s role.

Response: Please refer to the updated disclosures on page 77 of the proxy statement/prospectus.

54.	Please disclose any fees paid or due to ARC Group Ltd. in connection with its role as a financial advisor to Cetus Capital. If any of these fees will be forfeited by their resignation, please revise to disclose this information.

Response: Please refer to the updated disclosures on page 77 of the proxy statement/prospectus.

If you have any questions regarding the Revised Draft Registration Statement, please contact Huan Lou, Esq. (hlou@srfc.law or (646) 810-2187) or David Manno, Esq. (dmanno@srfc.law or (212) 981-6772) of Sichenzia Ross Ference Carmel LLP, attorneys for MKDWELL Tech Inc., and Michael T. Campoli, Esq. (mcampoli@pryorcashman.com or (212) 326-0468) or Elizabeth F. Chen, Esq. (echen@pryorcashman.com or (212) 326-0199), attorneys for Cetus Capital Acquisition Corp.

Thank you for your time and attention.

Very truly yours,

/s/ Ming-Chia Huang
Ming-Chia Huang
On behalf of MKDWELL Tech Inc.

/s/ Chung-Yi Sun
Chung-Yi Sun
On behalf of Cetus Capital
Acquisition Corp.